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VIA EDGAR

September 18, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Miami International Holdings, Inc. Amendment No. 7 to Draft Registration Statement on Form S-1 Submitted July 28, 2023 CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 28, 2023, regarding Amendment No. 7 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 28, 2023 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 8 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff and certain other updated disclosures. All page references in the responses set forth below refer to page numbers in the Amended DRS.

Amendment No. 7 to Draft Registration Statement on Form S-1

Gatefold Graphics, page v

1.	We note the substantial number of graphics in the gatefold, including performance indicators without accompanying narrative disclosure. Please revise to ensure that any graphics and accompanying text provide a balanced view of your company and that graphics including metrics include cross-references to their respective discussion in the prospectus. We note your disclosure in these graphics that describe your company as "best trading platform," "top 40 innovators in the capital markets," and other statements of leadership. Please remove these references or revise to explain the basis and context of these awards. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response:

The Company has revised the disclosure in and related to the graphics included in the Amended DRS in response to the Staff’s comment.

The Company has included narrative disclosure related to the graphics, including performance indicators. The Company believes that the graphics and accompanying text provide a balanced view of the Company. The graphics that relate to metrics have been revised to include cross-references to their respective discussion in the prospectus.

U.S. Securities and Exchange Commission

September 18, 2023

The Company has revised its disclosure in the graphics that describe the Company as “best trading platform,” "top 40 innovators in the capital markets," and other statements of leadership to include a cross reference to the location in the Amended DRS that explains the basis and context of these awards. The Company also notes that it has moved certain of the graphics into the Business Section to put them in closer proximity to the more detailed textual disclosure.

Prospectus Summary

Our Growth Strategy

Further Monetizing and Enhancing Our Data and Analytics Capabilities, page 10

2.	We note your statements here and on page 172 that BSX has "recently begun publishing MIAX Pearl Equities market data to the Pyth Network." Please reconcile such statements with your press release dated September 21, 2021 announcing that BSX has commenced publishing MIAX Pearl Equities market data to the Pyth Network as of such date or advise.

Response:

The Company has revised the statements to delete the reference that is has “recently begun publishing” and included the commencement date of September 2021. Please see pages 10 and 178 of the Amended DRS.

Risk Factors, page 23

3.	Refer to your response to comment 4. On page 31, you state that "[t]he settlement process for physically settled crypto asset-related products differs from cash settled crypto-related product transactions in that these transactions are settled directly at the Bakkt Trust Company LLC, a crypto-asset custodian chartered under New York banking law and regulated by the New York Department of Financial Services (the "Bakkt Warehouse"), which may result in additional risks to customers of Dorman Trading." Please revise to disclose these "additional risks."

Response:

The Company advises the Staff that on July 28, 2023, ICE Futures U.S., Inc. announced that (i) effective immediately, it has delisted all Bakkt® Bitcoin futures contracts other than the August and September 2023 expiry months, and has also delisted all Bakkt® Bitcoin Option contracts; (ii) effective on July 28, 2023 no new Bakkt® Bitcoin futures or option expiry months will be listed for trading; and (iii) the August and September 2023 expiry months will continue to be listed for trading through their regular Last Trading Days, which are August 24 and September 28, 2023 respectively. The Company further advises the Staff that as of the date of filing the Amended DRS, the customers of Dorman Trading are not holding any of the Bakkt Bitcoin futures contracts. Accordingly, the Company has revised the disclosure to discuss the same and the general risks of physically settled crypto asset-related products that may in the future be traded by customers of Dorman Trading without reference to the Bakkt products or facility. Please see page 33 of the Amended DRS.

If a number of clearing members on MGEX, page 33

4.	Please move the second paragraph in this risk factor to the immediately preceding risk factor, as the discussion relates to settlement banks and not clearing members.

Response:

The Company has moved the second paragraph in this risk factor to the immediately preceding risk factor. Please see page 35 of the Amended DRS.

U.S. Securities and Exchange Commission

September 18, 2023

Risks Related To Owning A Clearing House

Settlement bank failures could pose both credit risks, page 33

5.	We note your disclosure on page 33 that "[t]he size of the MGEX and LedgerX clearing houses' credit and liquidity exposures to their settlement may be quite significant . . . ." Please revise to clarify your disclosure by adding the word "banks" after the word "settlement" or advise.

Response:

The Company has clarified the disclosure by adding the word “banks” after the word “settlement.” Please see page 35 of the Amended DRS.

Risks Relating to Our Ownership of LedgerX

The past, current and future operation of LedgerX, page 34

6.	We note your disclosure on pages 35 and 197 that "LedgerX is responding to certain requests for information and documents from the CFTC's Division of Enforcement and may come under additional regulatory scrutiny, requests or investigations in the future" and that the requests relate to activities during the prior ownership of LedgerX by FTX. Please revise to discuss in your Legal Proceedings section on page 182.

Response:

The Company has revised the Legal Proceedings section to include the above referenced disclosure. Please see page 188 of the Amended DRS.

Crypto-asset custodial solutions and related technology, including the LedgerX custodial arrangements, page 35

7.	Please revise to include a brief definition of "cold wallets," "warm wallets," and "hot wallets."

Response:

The Company has revised its disclosure to include a brief definition of “cold wallets,” “warm wallets,” and “hot wallets”. Please see page 38 of the Amended DRS.

Risks Related to Legal and Regulatory Matters

Regulatory action adversely affecting proprietary products exclusively licensed by us, page 48

8.	Please update your disclosure here, on page 183 and throughout the filing in light of the recent ruling by the United States Court of Appeals for the District of Columbia Circuit relating to the SEC Order for SPIKES Futures (Cboe Futures Exchange, LLC v. SEC, 21-1038 (D.C. Cir.)(Jul. 28, 2023)), including without limitation any impact on or disruption to your product listings, business or financial condition, and the steps, if any, you will take to seek other regulatory relief with respect to SPIKES futures listings.

Response:

The Company has updated its disclosure in “Risks Related to Legal and Regulatory Matters Regulatory action adversely affecting proprietary products exclusively licensed by us” and throughout the Amended DRS in light of the recent ruling by the United States Court of Appeals for the District of Columbia Circuit relating to the SEC Order for SPIKES Futures (Cboe Futures Exchange, LLC v. SEC, 21- 1038 (D.C. Cir.)(Jul. 28, 2023)), including any impact on or disruption to our product listings, business or financial condition, and the steps the Company has taken and will take to seek other regulatory relief with respect to SPIKES futures listings. Please see pages 51-52, 172-173, 189, and F-78-F-79 of the Amended DRS.

U.S. Securities and Exchange Commission

September 18, 2023

There are significant regulatory hurdles to launching new crypto-related products, page 50

9.	We note your disclosure on page 50 that "[a] number of enforcement actions and regulatory proceedings have since been initiated against crypto-assets . . . ." Please revise to clarify, if true, that you are referring to issuers of crypto assets.

Response:

The Company has revised its disclosure regarding the nature of the enforcement actions and regulatory proceedings. Please see page 53 of the Amended DRS.

Changes to the legislative or regulatory environment may impose, page 52

10.	Please update your disclosure here and on page 205 to reflect the most recent status of the draft legislation that would provide a statutory framework for the regulation of crypto assets.

Response:

The Company has updated its disclosure to reflect the most recent status of the draft legislation that would provide a statutory framework for the regulation of crypto assets. Please see pages 55 and 211 of the Amended DRS.

Dilution, page 76

11.	You disclose that your historical net tangible book value as of March 31, 2023 was $(137.5) million and your historical net tangible book value per share was calculated based on 96,175,702 shares of non-puttable outstanding common stock as of March 31, 2023. Please show us how you determined that your historical net tangible book value per share as of March 31, 2023 was $(1.16) per share of your common stock.

Response:

The Company has updated the historical net tangible book value per share to address the Staff's comment. Please see page 79 of the Amended DRS.

Unaudited Pro Forma Condensed Combined Financial Information, page 79

12.	Please enhance your pro forma transaction accounting adjustments to disclose the underlying calculations of the related adjustments. Refer to Rule 11-02(a)(8) of Regulation S-X.

Response:

The Company advises the Staff that the unaudited pro forma condensed combined balance sheet is not presented as the impact of the Dorman Trading and LedgerX acquisitions is included in the Company's unaudited consolidated balance sheet as of June 30, 2023. The Amended DRS includes the transaction accounting adjustments related only to the pro forma condensed combined statements of operations, which are minimal. The Company has updated its disclosures to include the underlying calculations for the pro forma transaction accounting adjustments. Please see pages 90 and 91 of the Amended DRS.

13.	Please enhance your disclosure of the (preliminary) purchase price allocation for the LedgerX Acquisition of adjustments made to the latest financial statements included in future amendments, e.g. cash and cash equivalents.

Response:

The Company has updated its disclosure of the (preliminary) purchase price allocation as of June 30, 2023. Please see pages 88 and 89 of the Amended DRS.

U.S. Securities and Exchange Commission

September 18, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 145

14.	We acknowledge your response to comment 18. Please respond to the following:

•	Tell us whether your non-GAAP measure is as calculated by the debt covenant of your senior secured loan agreement.

•	Tell us how you considered the disclosures discussed in Question 102.09 of the C&DI on non-GAAP measures.

•	Tell us why you refer to your credit facility and not your senior secured loan agreement in footnote 2 on pages 99, 113, and 128.

Response:

The Company acknowledges that the calculation of the non-GAAP measure is not consistent with the leverage ratio as defined in the Company’s debt covenants in the senior secured loan agreement. The Company considered the additional disclosures discussed in Question 102.09 of the C&DI on non-GAAP measures and concluded that these disclosures are not useful to the reader as the senior secured loan will be repaid in full with proceeds from the IPO. Accordingly, the Company has removed the adjustment for CAT Notes from the non-GAAP measure.

The Company also revised the disclosure in footnote 2 on pages 100, 114 and 129 of the Amended DRS to reference the senior secured loan agreement.

Business

Our Company, page 158

15.	We note your statement on page 158 that you are a technology-driven leader in building and operating "regulated finances" across multiple asset classes and geographies. Please revise your disclosure to clarify what you mean by "regulated finance."

Response:

The Company has revised its disclosure to change regulated finances to regulated financial marketplaces. Please see page 163 of the Amended DRS.

Our Growth Strategy

Further monetizing and enhancing our data and analytics capabilities, page 172

16.	Refer to your response to comment 24. We note your statement that it is expected that BSX may be reissued tokens, although no specific timeline for such reissuance has been announced. Please disclose how many tokens BSX has earned but not yet received. Please also disclose whether you currently have any agreements with a third-party custodian with respect to custody and storage of the PYTH tokens, and, if so, describe the material terms of the agreement. Also revise your risk factors section to describe the risks of using a hot wallet as compared to a cold wallet. In this regard, we note your disclosure on page 36 that "[c]rypto-assets held held in cold, warm and hot wallets are also subject to the risk of theft and cybersecurity attacks."

Response:

The Company advises the Staff that it has not yet received replacement PYTH tokens and the total amount of such replacement or earned but unissued tokens is not material to the Company. Accordingly, the Company believes the number of such tokens is also not material. The Company has no current agreements with respect to custody and storage of the PYTH tokens. The Company has revised the Risk Factors section to describe the status of the newly minted PYTH tokens and the risks of using a hot wallet as compared to a cold wallet. Please see pages 38 and 39 of the Amended DRS.

U.S. Securities and Exchange Commission

September 18, 2023

Regulatory Environment and Compliance

CFTC Regulation - MGEX and LedgerX, page 191

17.	We note your disclosure on page 191 that LedgerX accepts Bitcoin and Ether crypto assets for collateral and for the payment of fees. Please disclose whether you intend to hold the crypto assets for investment or convert them into fiat currency or other crypto assets after receipt. In addition, please disclose how and when you calculate the value of the crypto assets used for payment of fees.

Response:

The Company has updated the disclosure to state that LedgerX intends to convert Bitcoin and Ether crypto-assets to fiat currency after receipt other than a de minimis amount.

The Company advises Staff that withdrawal fees are payable for the Bitcoin asset at the rate of 0.00025 BTC and Ethereum at the rate of 0.0004 ETH and therefore no calculation of the value of the crypto assets used for payment of these fees in necessary. Crypto assets may not be used for the payment of LedgerX transaction fees. The disclosures have been updated to reflect that LedgerX only accepts Bitcoin and Ether crypto assets for the payment of withdrawal fees. Please see page 197 of the Amended DRS.

18.	We note your disclosure on page 191 that during the contract lifecycle LedgerX exercises control over crypto assets as it holds private keys to the hot wallet. Please revise your risk factors section to describe any risks and challenges related to the storage or custody of the private keys granting access to the crypto assets, including without limitation the threat of a cybersecurity breach.

Response:

The Company has revised its risk factors to describe risks and challenges related to the storage or custody of the private keys granting access to the crypto assets, including without limitation the threat of a cybersecurity breach. Please see page 39 of the Amended DRS.

Underwriting, page 267

19.	Refer to your response to comment 13 in our letter dated September 6, 2022. Please revise your disclosures on pages 268 and 269 to remove the implication that Regulation M distribution would potentially continue and that the applicable restricted period may not have ended. In addition, please clarify the scope of any possible "stabilizing" activities.

Response:

The Company has revised its disclosure to remove the implication that Regulation M distribution would potentially continue and that the applicable restricted period may not have ended. In addition, the Company has clarified the scope of any possible “stabilizing” activities. Please see page 277 of the Amended DRS.

20.	We note your disclosures relating to the various activities the underwriters and their affiliates are engaged in, have performed, or may from time to time perform. Please revise your disclosure here and throughout to confirm that the underwriters and their affiliates have only engaged in, and will only engage in, such activities in accordance with the limitations and restrictions of Rules 101 and 102 of Regulation M.

Response:

The Company has revised its disclosure to confirm that the underwriters and their affiliates have only engaged in, and will only engage in, such activities in accordance with the limitations and restrictions of Rules 101 and 102 of Regulation M. Please see page 277 of the Amended DRS.

U.S. Securities and Exchange Commission

September 18, 2023

Miami International Holdings, Inc. Financial Statements

Consolidated Balance Sheets, page F-4

21.	We acknowledge your response to comment 27. Based on your disclosure, the extinguishment of the liability associated with outstanding puttable common stock is a key aspect of this offering. Please tell us how you considered Rule 5-02.27 of Regulation S-X and ASR 268 in your presentation.

Response:

The Company advises the Staff that the warrants on puttable shares and puttable common stock are accounted for as a liability. The holders of such securities have put rights to require the Company to purchase a certain percentage of the shares in cash at a price per share equal to a fixed percentage of the fair value of the Company's common stock.

The Company acknowledges the Staff's comment with respect to the presentation of the puttable common stock within the balance sheets. While Rule 5-02.27 of Regulation S-X specifically describes and discusses preferred securities, we note that it also provides analogous guidance for other redeemable (puttable) equity instruments such as common stock. Rule 5-02.27 of Regulation S-X requires entities to “state on the face of the balance sheet the title of each issue, the carrying amount, and redemption amount”. Accordingly, the Company has presented the warrants on puttable shares and puttable common stock as a separate line item within the liability section of the balance sheets of the financial statements included in the Amended DRS. In addition, other sections throughout the Amended DRS that make reference to such account have been revised, as appropriate, to conform to the new account caption.

Consolidated Statements of Operations, page F-5

22.	In response to comment 28 you told us that you only include transaction-based expenses in the line item described as cost of revenues and this amount is used to determine the line item revenues less cost of revenues. Please revise so that the description of the line items is consistent with its components, such as labeling the line items transaction-based expenses and total revenues less transaction-based expenses.

Response:

The Company clarifies that substantially all (99.8%) of the cost of revenues for the six months ended June 30, 2023 are transaction-based expenses. Cost of revenue also includes interest paid to customers generated from customer funds deposited with Dorman Trading to satisfy margin requirements held by third-party banks or on deposit with or pledged to clearing organizations or other FCMs, as well as the investment of customer funds in allowable securities, primarily U.S. Treasury obligations. Also included within other cost of revenues are third-party trading platform fees which are recharged to customers. These expenses are recorded within the other cost of revenue line and amount to 0.2% of the total cost of revenue for the six months ended June 30, 2023. The Company believes that the line description 'cost of revenues' accurately represents the nature of expenses incurred.

Note 4. Revenue Recognition

Consideration Payable to a Customer, page F-20

23.	We acknowledge your response to comment 31. Your response did not fully address our comment. Please respond to the following:

•	In your response you told us that liquidity payments are determined based on published rates that you may update. Tell us how you determine the published rates. Tell us about your pricing strategy where liquidity payments result in inverted pricing.

Response:

The Company advises the Staff that the Company considers a variety of factors in determining the published rates for liquidity payments such as the rates offered by competitors, the target market share capture, and the execution of short-term and long-term financial plans with the objective of building and maintaining sustainable exchange platforms. The published rates are set based on customers’ achievement of objective and measurable thresholds (e.g., certain trading volumes) offered to all existing and potential new customers. Published rates are updated periodically primarily in response to market conditions and changes to the Company's business strategy.

U.S. Securities and Exchange Commission

September 18, 2023

With respect to liquidity payments that have resulted in inverted pricing, we note that the business of operating exchanges is characterized by intense price competition. In order to attract liquidity and increase market share, the Company at times offers customer liquidity payments in excess of transaction fees charged on a per contract basis. The Company typically offers inverted pricing on relatively new products or platforms that we believe have significant opportunity for the Company to gain market share (e.g., SPIKES options and futures, and MIAX Pearl Equities). The additional liquidity attracted to the exchange platforms results in a deeper order book, tighter spreads, and higher execution rates on our trading platforms. Similar to non-inverted pricing, the published rates for liquidity payments that result in inverted pricing are determined based on the same factors discussed in the preceding paragraph. As disclosed within the Risk Factors section of the Amended DRS, we acknowledge that these payments may adversely affect our profitability and we cannot assure that once the Company stops these payments, it will be able to retain volume.

•	You told us that liquidity payments do not exceed the fair value of the distinct services provided by your customers but you did not explain the basis for your response. Tell us why. Tell us whether you performed a fair value measurement for those services and, if you did, the results. Specifically address liquidity payments that result in inverted pricing.

Response:

The Company believes that the transaction price (i.e., the published rates) it pays to customers for liquidity payments represent the fair value of the related distinct services provided by customers because the U.S. options, equities, and futures markets are highly transparent. The Company's fees schedules, and those of our competitors, are widely published to all market participants, and all changes to the publish fee schedules are communicated to market participants in advance. As such, market participants have all the information they need to make rational economic decisions regarding where to direct order flow at all times.

While the Company offers competitive pricing with respect to liquidity payments, customers ultimately determine whether they are willing to provide the distinct services to the Company (in the form of providing liquidity) in exchange for specified fees. Changing liquidity payment rates would have an impact on the number of customers willing to use our exchanges or the level of trade volumes executed in our platforms.

In summary, we believe that the cash amount we pay to our customers is equal to the fair value of the distinct services (i.e. liquidity) provided as it represents the market price paid to settle our obligation for those services in an orderly transaction between market participants.

We note that the mechanism described above is just as applicable to liquidity payments that result in inverted pricing.

•	Under ASC 606-10-32-26, if the amount of consideration payable to a customer exceeds the fair value of the distinct good or service that you receive from the customer, then you should account for the excess as a reduction of the transaction price. Further, if you cannot reasonably estimate the fair value of the good or service received from the customers, you should account for all of the consideration payable to the customer as a reduction of the transaction price. Tell us how you considered this guidance in your accounting for the liquidity payments, including those that result in inverted pricing.

Response:

As discussed above, the published rates paid to customers represent the fair value of the distinct service of providing liquidity to the Company. Therefore, the Company accounts for the purchase of this service from customers as an expense, just as it would account for the purchase of services acquired from any other vendor, in accordance with ASC 606-10-32-26.

U.S. Securities and Exchange Commission

September 18, 2023

Note 11. Goodwill and Intangible Assets, page F-28

24.	We acknowledge your response to comment 33. We note that you account for your cryptocurrencies as intangible assets. Tell us how you considered the guidance in ASC 350-30-45-2 to classify impairment of intangible assets within continuing operations. In light of the classification requirement, tell us your consideration for reclassifying charges for impairment of cryptocurrencies within operating expenses.

Response:

ASC 350-30-45-2 states that “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity”. The Company advises the Staff that the Company did not have any discontinued operations for all periods presented in the financial statements included in the Amended DRS. Therefore, all line items in the statements of operations, including for the year ended December 31, 2022 where the impairment of Pyth tokens was recognized, are considered part of the Company’s continuing operations.

While ASC 350-30-45-2 requires the presentation of the impairment losses for intangible assets in income statement within continuing operations, it does not prescribe a specific line item or section within continuing operations in which the impairment losses must be presented.

As indicated in our previous response, the Company classified the impairment of Pyth tokens within non-operating expenses. We believe the current presentation is appropriate. We view the cause of impairment, which is the inaccessibility of the tokens due to the bankruptcy of FTX, as being non-operational and infrequent in nature in contrast with the remeasurement of cryptocurrencies at declining fair value due to price movement before their economic benefit is ultimately realized, primarily through eventual sale. We also note that many financial statement users disregard non-cash items such as impairment losses when analyzing the Company’s performance relative to its competitors and the industry. As such, we believe that including impairment charges as part of other direct operational expenses (unless prescribed by an accounting standard or the SEC) would not necessarily improve the transparency and usefulness of the Company’s financial statements for financial statement users.

In addition, under the Company’s current presentation, the nature of the impairment charge for Pyth tokens and the line item where it was recorded in the income statement are disclosed within Note 11 in the 2022 financial statements, allowing financial statement users to clearly understand its nature and evaluate it accordingly. the Company notes that this is consistent with the guidance of Rule 5-03(b)(9) of Regulation S-X, Non-operating expenses, which states that “…miscellaneous income deductions shall be separately stated in the statement of comprehensive income or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.”

The Company believes that the guidance in ASC 350-30-45-2 allows for judgment in its application when it states that “amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” The Company interprets this to mean that the presentation of impairment of Pyth tokens (accounted for as intangible assets) is not prescriptive but, rather, based on the specific factors underlying the nature of the expense such as those described above. The Company believes the current presentation in its financial statements appropriately reflects the underlying nature of the impairment of Pyth tokens and enables financial statement users to assess the operational results of the Company.

U.S. Securities and Exchange Commission

September 18, 2023

LedgerX LLC, page F-118

25.	We note your disclosure on page 195 that participant crypto-asset margin deposits are maintained in LedgerX's participant digital wallets and are not commingled with LedgerX's proprietary crypto-assets. Please enhance your disclosures to clarify what proprietary crypto-assets LedgerX holds for the periods presented. Please also enhance your summary of significant accounting policies to disclose the nature and accounting of LedgerX other current assets and other assets for the periods presented.

Response:

LedgerX's proprietary crypto-assets were $38,819 and $97,129, as of December 31, 2022 and June 30, 2023, respectively, and are recorded within other assets in the Statement of Financial Condition. Proprietary crypto-assets amounted to less than 0.1% of the total assets as of both December 31, 2022 and March 31, 2023. The Company determined that the proprietary crypto-assets are not material to the LedgerX's financial statements periods presented.

The Company advises the Staff that LedgerX's other current assets consisted entirely of prepaid expenses. The Company has revised its presentation of the LedgerX Statement of Financial Condition on pages F -122 and F-139 and other sections throughout the Amended DRS to replace other current assets with prepaid expenses.

The Company did not include the significant accounting policy for other assets as the amounts were not material to the LegderX's financial statements for the periods presented.

Note 4. Participant Margin Deposits, page F-126

26.	We note that in conjunction with LedgerX clearing house activities as the central counterparty to settlement, customer digital assets held as collateral are recognized as safeguarded customer digital assets offset with safeguarded customer digital asset liabilities. Please address the following:

•	Tell us and enhance your disclosures to clarify the legal and accounting ownership of the custodied digital assets upon receipt, prior to, at settlement and after settlement. Refer to SAB 121.

Response:

The Company has updated the disclosure on pages F-127 and F-128 of the Amended DRS to address the Staff's comment.

Participant crypto-assets held in custody by LedgerX remain the property of LedgerX’s participants from the time they are deposited with LedgerX until the time they are withdrawn, without regard to the settlement cycle of LedgerX derivatives contracts.

To perform its function as a CFTC-registered clearinghouse, LedgerX receives crypto-assets from its participants, and once deposited with LedgerX, participants may use them to purchase, margin, guarantee, secure or settle derivatives contracts cleared by LedgerX. While custodied with LedgerX, those crypto-assets remain the property of LedgerX participants, and LedgerX tracks each participant’s crypto-asset balance using an internal ledger.

At onboarding, all participants sign a Participant Agreement agreeing to be bound by LedgerX Rules. Chapter 7 of the LedgerX LLC Derivatives Clearing Organization Rules (“LedgerX DCO Rules”) governs the treatment of Margin Collateral, and states, inter alia, the following: “A Participant must transfer the collateral to the Company or to a Collateral Account and the Company will hold collateral transferred to the Company on behalf of the Participant. The Company will credit to the Participant the collateral that such Participant deposits. Collateral shall be held by the Company until a Participant submits a withdrawal notification unless otherwise stipulated by these Rules.” LedgerX DCO Rules, Rule 7.2.D. Additionally, those rules state the following: “The Company will not be responsible for any diminution in value of collateral that a Participant deposits with the Company. Any fluctuation in markets is the risk of each Participant. Any interest earned on Participant collateral may be retained by the Settlement Bank or the Company.” LedgerX DCO Rules, Rule 7.2.E.

U.S. Securities and Exchange Commission

September 18, 2023

As a result of this legal ownership described above and in accordance with SAB 121, LedgerX records “safeguarded customer digital asset liabilities” at the time of deposit, along with equal and offsetting “safeguarded customer digital assets,” both measured at fair value at each reporting period. Once a participant has withdrawn its crypto-assets, LedgerX then relieves the liability along with an equal and offsetting asset on its balance sheet.

•	Tell us and enhance your disclosures to clarify the basis of your determination to recognize a safeguarding crypto-asset liability and offsetting asset instead of recognition of custodied digital assets and offsetting liability to return those digital assets since during the contract lifecycle you exercise control over crypto-assets (page 191) and you control participant accounts held at BitGo Trust on behalf of LedgerX. Refer to SAB 121.

Response:

The Company has updated its disclosure on pages F-127 and F-128 of the Amended DRS to address the Staff's comment.

The Company advises the Staff that LedgerX has determined that control of crypto-assets remains with its customers. Therefore, accounting for those crypto-assets is in scope of SAB 121, which requires an entity to record a safeguarding liability and a corresponding asset at the fair value of the crypto-assets safeguarded by the entity for its customers.

According to the non-authoritative guidance included in Question 10 of the AICPA’s “Accounting for and Auditing of Digital Assets” Practice aid, if it is determined that the depositor (a LedgerX participant) has control over the digital asset, then the depositor should recognize the digital asset in its financial statements.

Digital assets deposited by LedgerX participants remain within their control according to the definition described in Question 10 of the AICPA’s “Accounting for and Auditing of Digital Assets” Practice aid, as is evident in a variety of ways.

-	LedgerX is obligated to protect and safekeep participant deposited digital assets: as a CFTC registered derivatives clearing organization, LedgerX is obligated under Section 5b of the Commodity Exchange Act to “establish standards and procedures that are designed to protect and ensure the safety of member and participant funds and assets.” 7 U.S.C § 7a-1(c)(2)(F).

-	LedgerX Rules acknowledge that those participant digital assets are held for the benefit of the participants themselves, rather than for LedgerX. Chapter 7 of the LedgerX LLC Derivatives Clearing Organization Rules (“LedgerX DCO Rules”) states that: “the Company will hold collateral transferred to the Company on behalf of the Participant. The Company will credit to the Participant the collateral that such Participant deposits. Collateral shall be held by the Company until a Participant submits a withdrawal notification unless otherwise stipulated by these Rules.” LedgerX DCO Rules, Rule 7.2.D.

-	LedgerX participants hold the economic risks and benefits of those deposited digital assets. LedgerX DCO rules state: “[t]he Company will not be responsible for any diminution in value of collateral that a Participant deposits with the Company. Any fluctuation in markets is the risk of each Participant. Any interest earned on Participant collateral may be retained by the Settlement Bank or the Company.” LedgerX DCO Rules, Rule 7.2.E.

-	The deposited digital assets held at BitGo Trust are also treated as participant assets for bankruptcy purposes. In a letter agreement between BitGo Trust and LedgerX (the “Member Property Letter”), BitGo Trust acknowledged and agreed that digital assets deposited in cold storage: (i) constitute “member property” for bankruptcy purposes under CFTC Regulation 190.01 and 11 U.S.C. § 761(16); (ii) will be separately accounted for and segregated on the BitGo Trust books and records from LedgerX’s own funds, and from any other funds or accounts held by LedgerX in accordance with the Commodity Exchange Act; (iii) may not be used by BitGo Trust or by LedgerX to secure or guarantee any obligations that LedgerX might owe to BitGo Trust, and may not be used by LedgerX to secure or obtain credit from BitGo Trust; and (iv) shall not be subject to any right of offset or lien from or on account of any indebtedness, obligations or liabilities LedgerX may now or in the future have owing to BitGo Trust. Based on these terms, LedgerX can only custody the collateral crypto-assets and cannot rehypothecate them or use them for any other purpose.

U.S. Securities and Exchange Commission

September 18, 2023

For all the foregoing reasons, LedgerX Management concluded that the participants who deposit digital assets with LedgerX maintains control of the digital asset within the meaning of Question 10 of the AICPA’s “Accounting for and Auditing of Digital Assets” Practice aid, notwithstanding that those digital assets are secured by LedgerX. As result, LedgerX applies SAB 121 instead, which requires the Company to recognize safeguarded customer digital asset liabilities and corresponding assets on its books and records

•	Tell us and enhance your disclosures of how you monitor and evaluate the availability of the BitGo Trust $250 million insurance policy that applies to all BitGo Trust balances against your potential crypto-asset losses.

Response:

The Company has updated its disclosure on page F-127 of the Amended DRS to address the Staff's comment. Annually, LedgerX evaluates the availability of the BitGo Trust insurance policy by obtaining a certificate of insurance, and comparing it to the amount of digital assets held by LedgerX with BitGo Trust. Only after a loss occurs will LedgerX know the extent to which the BitGo Trust insurance policy provides coverage to LedgerX. Variables impacting the availability of the policy include whether the loss is a covered loss, the fair market value of the digital assets lost, and the proportion of the loss suffered in LedgerX cold wallets as compared to other BitGo Trust customers (which could impact the allocation of insurance proceeds).

•	Tell us and disclose how many days during the periods presented have crypto-assets in warm or hot wallets exceeded the total amount of your primary crime insurance policy and were swept into BitGo Trust cold wallets.

Response:

The Company has updated its disclosure on page F-127 of the Amended DRS to address the Staff's comment. On occasion, the total U.S. dollar value of digital assets on deposit in LedgerX’s warm or hot custodial wallets may exceed the total amount of our primary crime insurance. This can arise either from the processing of large participant deposits or withdrawals.

From May 24, 2022 through the end of the year, the U.S. dollar value of digital assets on deposit in the LedgerX hot and warm custodial wallets only exceeded LedgerX’s $10 million primary crime insurance policy limit on four separate days (November 7, 8, 9, and 10), all of which coincided with the collapse of LedgerX’s parent company at that time, West Realm Shires Inc.

In the period from January 1, 2022 through May 23, 2022, LedgerX’s primary crime insurance policy limit was $7.5 million. During that period, the U.S. dollar value of digital assets on deposit in the LedgerX warm and hot custodial wallets exceeded $7.5 million, but were not more than $10 million, on 60 separate days. In the same period, the U.S. dollar value of those digital assets on deposit exceeded $10 million on 11 separate days.

U.S. Securities and Exchange Commission

September 18, 2023

•	Tell us and enhance our disclosures to clarify if you have right to the increases in fair value of customer digital assets from receipt to settlement and if so, how you account for the increases.

Response:

The Company has updated its disclosure on page F-127 of the Amended DRS to address the Staff's comment. LedgerX does not have the right to any increases in the fair value of customer digital assets; rather, all changes in the value of customer digital assets are the customer’s sole responsibility.  At onboarding, all participants sign a Participant Agreement agreeing to be bound by LedgerX Rules.  Chapter 7 of the LedgerX LLC Derivatives Clearing Organization Rules (“LedgerX DCO Rules”) governs the treatment of Margin Collateral, and states, inter alia, the following: “The Company will not be responsible for any diminution in value of collateral that a Participant deposits with the Company.  Any fluctuation in markets is the risk of each Participant.  Any interest earned on Participant collateral may be retained by the Settlement Bank or the Company.”  LedgerX DCO Rules, Rule 7.2.E.

On behalf of the Company, thank you for your review of this letter and the Amended DRS. If you have any further comments or questions, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com.

Very truly yours,

/s/ Reed Smith LLP

Herbert Kozlov For Reed Smith LLP

cc:	Barbara Comly, Esq.

Miami International Holdings, Inc.

Paul Tropp, Esq.
Ropes & Gray LLP